UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 2)

Under the Securities Exchange Act of 1934

ValueVision Media, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

92047K-10-7
(CUSIP Number)

Arthur R. Block, Esq. Comcast Corporation One Comcast Center Philadelphia, PA 19103-2838 (215) 286-1700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 92047K-10-7	13D	Page 2

1	NAMES OF REPORTING PERSONS: Comcast Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	7,156,593 (see Item 5)
	8	SHARED VOTING POWER:	0 (see Item 5)
	9	SOLE DISPOSITIVE POWER:	7,156,593 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 7,156,593 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.1% (see Item 5)
14	TYPE OF REPORTING PERSON: CO

CUSIP No. 92047K-10-7	13D	Page 3

1	NAMES OF REPORTING PERSONS: NBCUniversal, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	7,156,593 (see Item 5)
	8	SHARED VOTING POWER:	0 (see Item 5)
	9	SOLE DISPOSITIVE POWER:	7,156,593 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 7,156,593 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.1% (see Item 5)
14	TYPE OF REPORTING PERSON: OO

CUSIP No. 92047K-10-7	13D	Page 4

1	NAMES OF REPORTING PERSONS: NBCUniversal Media, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) ☐ (b) ☒
3	SEC USE ONLY:
4	SOURCE OF FUNDS: Not applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	7,156,593 (see Item 5)
	8	SHARED VOTING POWER:	0 (see Item 5)
	9	SOLE DISPOSITIVE POWER:	7,156,593 (see Item 5)
	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 7,156,593 (see Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES: ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 15.1% (see Item 5)
14	TYPE OF REPORTING PERSON: OO

This Amendment No. 2 amends the Schedule 13D filed January 28, 2011, as amended (this “Schedule 13D”), and is filed by Comcast Corporation (“Comcast”), for and on behalf of itself, NBCUniversal, LLC (“NBCUniversal Holdings”) and NBCUniversal Media, LLC (“NBCUniversal” and together with Comcast and NBCUniversal Holdings, the “Reporting Persons”). NBCUniversal is a wholly owned subsidiary of NBCUniversal Holdings, which is owned 51% by Comcast (through wholly owned subsidiaries) and 49% by General Electric Company (together with its subsidiaries, “GE”).

This Amendment No. 2 is being filed while the Reporting Persons (as defined below) are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals that would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is supplemented as follows:

As previously disclosed publicly by ValueVision Media, Inc., a Minnesota corporation (the “Issuer”), on November 17, 2010, NBCUniversal entered into Amendment No. 2 to Trademark License Agreement with the Issuer, which among other things, extended the term of a certain license agreement through May 15, 2012. As consideration for this amendment, the Issuer agreed to issue to NBCUniversal shares of Common Stock, $0.01 par value per share, of the Issuer (the “Shares”) in an amount equal to the quotient obtained by dividing $4 million by the per share price of the Shares equal to the average closing price of the Shares as quoted on the Nasdaq Stock Market during the six months immediately preceding the date of issuance of such Shares. The Issuer also agreed to provide NBCUniversal with one additional “demand” registration right pursuant to an amendment of that certain Amended and Restated Registration Rights Agreement, dated February 25, 2009, among the Issuer, NBCUniversal and GE Capital Equity Investments, Inc. (“GECEI”), to register the Shares issued in connection with the amendment to the Trademark License Agreement. Also, in the amendment to the Trademark License Agreement, the Issuer represented that its Board of Directors had taken all necessary actions to permit the transactions contemplated by the amendment, including compliance with the provisions of Section 4.01 of the Amended and Restated Shareholder Agreement, dated as of February 25, 2009, among the Issuer, GECEI and NBCUniversal, to allow NBCUniversal to acquire the Shares.

On May 16, 2011, NBCUniversal acquired 689,655 Shares pursuant to Amendment No. 2 to Trademark License Agreement.

Item 4. Purpose of Transaction.

See Item 3.

Item 5. Interest in Securities of the Issuer.

(a)      The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of May 16, 2011, NBCUniversal had sole beneficial ownership of an aggregate of 7,156,593 Shares composed of (i) 7,141,849 Shares and (ii) 14,744 Shares issuable upon exercise of warrants issued on November 11, 2002 pursuant to a Distribution and Marketing Agreement dated March 8, 1999 (“New Performance Warrants”).

Accordingly, as of May 16, 2011, NBCUniversal beneficially owned in the aggregate 7,156,593 Shares, representing approximately 15.1% of the Shares outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of Shares outstanding as of April 30, 2011, as reported in the Issuer’s Form 8-K filed on May 11, 2011 (47,359,188 Shares), plus the Shares issuable to the relevant Reporting Person upon exercise of the New Performance Warrants).

Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any Shares.

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(b)      The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) hereof are incorporated herein by reference.

Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the Shares which they may be deemed to beneficially own.

(c)      None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Shares during the past 60 days.

(d)      Not applicable.

(e)      Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 17, 2011

COMCAST CORPORATION

By:	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President, General Counsel and Secretary

NBCUNIVERSAL, LLC

By:	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

NBCUNIVERSAL MEDIA, LLC

By:	/s/ Arthur R. Block
	Name:	Arthur R. Block
	Title:	Senior Vice President

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SCHEDULE A-1

DIRECTORS AND EXECUTIVE OFFICERS OF COMCAST CORPORATION

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Comcast Corporation (“Comcast”) are set forth below.  If no business address is given, the director’s or officer’s business address is One Comcast Center, Philadelphia, Pennsylvania 19103-2838.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Comcast.  All of the persons listed below are citizens of the United States of America.
Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Directors
S. Decker Anstrom	Former Director and President and Chief Operating Officer of Landmark Communications, Inc.
Kenneth J. Bacon	Executive Vice President of Housing and Community Development and Senior Vice President of Multifamily Investment at Fannie Mae
Sheldon M. Bonovitz	Chairman Emeritus of Duane Morris LLP
Edward D. Breen	Chairman and Chief Executive Officer of Tyco International Ltd.
Joseph J. Collins	Chairman of Aegis, LLC
J. Michael Cook	Director of International Flavors & Fragrances, Inc. and Trustee of the Scripps Research Institute
Gerald L. Hassell	President of The Bank of New York Mellon
Jeffrey A. Honickman	Chief Executive Officer of Pepsi-Cola & National Brand Beverages, Ltd.
Eduardo G. Mestre	Vice Chairman of Evercore Partners Inc.
Brian L. Roberts	Chairman of the Board, President and Chief Executive Officer of Comcast Corporation
Ralph J. Roberts	Founder of Comcast Corporation and Chairman Emeritus
Dr. Judith Rodin	President of the Rockefeller Foundation

Name and Business Address	Present Principal Occupation Including Name and Address of Employer
Executive Officers
Brian L. Roberts	Chairman of the Board, President and Chief Executive Officer
Michael J. Angelakis	Executive Vice President and Chief Financial Officer
Stephen B. Burke 30 Rockefeller Plaza, New York, New York 10112	President and Chief Executive Officer, NBCUniversal and NBC Universal Holdings Executive Vice President, Comcast Corporation
Arthur R. Block, Esq.	Senior Vice President, General Counsel and Secretary
David L. Cohen	Executive Vice President
Neil Smit	President, Comcast Cable Communications and Executive Vice President, Comcast Corporation
Lawrence J. Salva	Senior Vice President, Chief Accounting Officer and Controller

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